DIRECT DIAL (650) 470-4530 EMAIL ADDRESS KENTON.KING@SKADDEN.COM	December 20, 2012

Ms. Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	MIPS Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 20, 2012 File No. 000-24487

Dear Ms. Ravitz:

On behalf of our client, MIPS Technologies, Inc., a company existing under the laws of the state of Delaware (the “Company”), and in connection with the filing of the Company's Form PREM14A (the “Proxy Statement”), we hereby submit the Company's response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated December 12, 2012.  Pursuant to our discussion, given the timing of the Company's annual meeting, we would appreciate your expeditious review of this response letter and the attached Exhibit A. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

General

1.
We note that at your January 23, 2013 Annual Meeting of Shareholders, your shareholders will be voting on several proposals, including adoption of the Patent Sale Agreement, certificate of amendment and Agreement and Plan of Merger agreement.  For each of these proposals, please

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

explain to us why you did not present the pro forma financial statement effects under Article 11 of Regulation S-X.

In response to the Staff's comment, we respectfully advise the Staff that we do not believe pro forma financial statements for Proposals No. 1, No. 2 or No. 3 are required to be included in the Proxy Statement.

With respect to Proposal No. 1, we do not believe the pro forma financial statement effects under Article 11 of Regulation S-X are required to be included in the Proxy Statement because other than the one-time, non-recurring increase in cash and equity as a result of the gain on the patent sale which would be shown on a pro forma balance sheet with an appropriate explanation, there would be no impact.  The one-time, non-recurring nature of the gain would not be presented in a pro forma income statement. Regulation S-X Rule 11-02(b)(2) provides that "In certain circumstances (i.e., where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein." We have provided additional disclosure on page 156 of the Proxy Statement (including the tax effects of the transaction) so that all adjustments are easily understood.  As of September 30, 2012, the Company’s asset value of patents on its balance sheet of $27,500 (related to certain purchased patents) was immaterial, with the remaining value to be fully amortized as of December 31, 2012.  Furthermore, the Company (i) has disclosed the proceeds of $350 million from the patent sale and (ii) has added disclosure on page 156 of the Proxy Statement with respect to the estimated tax liability of $96 million resulting from the patent sale (net of estimated losses and estimated tax attributes). Therefore, since the Company has disclosed amounts related to the patent sale and the patents will have no balance sheet value as of the date of the close of the transaction, the Company believes that no pro forma financial statements are required to be presented under Article 11.  Exhibit A hereto sets forth the revisions to the Proxy Statement.

With respect to Proposal No. 2, we do not believe the pro forma financial statement effects under Article 11 of Regulation S-X are required to be included in the Proxy Statement because under the Instructions to Item 13 of Schedule 14A, "any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted."  First, the pro forma financial effects of the recapitalization are not material to a stockholder's consideration of Proposal No. 2.  As we disclose on page 73 of the Proxy Statement, the recapitalization will only be consummated if the merger will be

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

consummated.  Therefore, the Company's stockholders will never experience a scenario where the recapitalization is effected and they retain their investment in the Company post-recapitalization.  Immediately following the recapitalization, the remaining shares of the Company's common stock will be acquired pursuant to the merger.  The information material to a stockholder's decision is the amount in cash expected to be received in the recapitalization and the nearly simultaneous merger transaction, which is disclosed throughout the Proxy Statement.  Second, the recapitalization proposed in Proposal No. 2 is akin to a reverse stock split where stockholders are receiving fewer shares of the same security, which will immediately be acquired in the merger, and an amount of cash, which has been disclosed in the Proxy Statement.  In a reverse stock split, pro forma financial statements are not required by the Commission, presumably because the information is not material to a stockholder's decision making.  Therefore, the Company has omitted the pro forma financial statement effects under Article 11 of Regulation S-X because they are not material to a stockholder's consideration of Proposal No. 2 and the Company has provided stockholders with the material information necessary for their consideration.

With respect to Proposal No. 3, we do not believe the pro forma financial statement effects under Article 11 of Regulation S-X are required to be included in the Proxy Statement because under Instruction #2 to Item 14 of Schedule 14A, "In transactions in which the consideration offered to security holders consists wholly of cash…if only the security holders of the target are voting (i) the financial information in paragraphs (b)(8)-(11) of this Item for the acquiring company and the target need not be provided; and (ii) the information in paragraph (c)(2) of this Item for the target company need not be provided."  Proposal No. 3 only requires the vote of the Company's stockholders, the Company is the target in the proposed merger and the proposed merger consideration consists wholly of cash, all of which are disclosed throughout the Proxy Statement.  Therefore, under the rules of the Commission, we respectfully submit our conclusion that the pro forma financial statement effect under Article 11 of Regulation S-X are not required with respect to Proposal No. 3.

For these reasons, it is believed that the Commission's rules do not require the presentation of pro forma financial statement effects for Proposals No. 1, 2 or 3.

Background of the Proposed Transactions, page 40

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

2.
Please expand your disclosure regarding the background of the transactions to provide sufficient information for investors to compare the competing proposals that you discuss.  In particular, when you discuss the alternative proposals for purchasing or licensing your intellectual property, please clarify the terms of such proposals, including the category and amount of intellectual property to be purchased or licensed by the other party, so that investors may compare the alternative proposals with Proposal 1.

In response to the Staff's comment, the Company has revised its disclosure on pages 40, 41, 44 and 45 of the Proxy Statement.  Exhibit A hereto sets forth the revisions to the Proxy Statement.

3.	Please clarify the nature of the “tax efficient transaction” discussed on pages 44 and 45 and the impact of not being able to structure the transaction in that manner.

The discussions set forth on pages 44 and 45 of the Proxy Statement have been revised in response to the Staff’s comment.  The discussion on page 44 has been revised to clarify that a tax efficient transaction is a transaction that would result in less corporate income tax for us than would be realized in an asset sale of PatentCo, and thereby increase the amount of after-tax proceeds available to our stockholders.  Further, the discussion on page 45 has been revised to clarify that tax efficient transaction is as discussed above.  Exhibit A hereto sets forth the revisions to the Proxy Statement.

4.
When you revise your proxy statement to reflect the revisions to the merger agreement announced on December 10, 2012, please also update your disclosure regarding the status of your negotiations with CEVA.

In response to the Staff's comment, the Company has revised the Proxy Statement to reflect the amendments to the merger agreement announced on December 10, 2012 and on December 16, 2012.  The Company has also updated its disclosure beginning on page 49 of the Proxy Statement, with respect to the status of the Company's negotiations with CEVA and the amendments to the merger agreement.  Exhibit A hereto sets forth the revisions to the Proxy Statement.

Proposal No. 2 – Approval and Adoption of the Certificate of Amendment, page 73

5.	With a view toward additional disclosure, please tell us the purpose of the structure of the transaction described in Proposal 2. Also, please

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

provide us with your detailed analysis as to how you determined that you are not required to register the transaction described in Proposal 2 under the Securities Act.  Cite all authority upon which you rely.

The discussion set forth on page 73 of the Proxy Statement regarding the reasons for the recapitalization has been revised in response to the Staff’s comment.  Such discussion has been revised to provide that such an integrated transaction is anticipated to allow stockholders to recognize capital gain or loss, rather than dividend income, for U.S. federal income tax purposes with respect to the distribution of the after-tax proceeds of the patent sale in redemption of MIPS Technologies common stock.  Exhibit A hereto sets forth the revisions to the Proxy Statement.

In response to the Staff's comment, we respectfully advise the Staff that in reliance on an exemption from Section 5 of the Securities Act of 1933 under Section 3(a)(9) of the Securities Act of 1933 for the exchange by a company of any security with its existing stockholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange, the Company believes it is not required to register the recapitalization. The Company believes that such exemption is available with respect to the issuance of the fractional shares of the Company's common stock in the recapitalization transaction because (i) the Company is issuing fractional shares of its common stock and cash solely in exchange for whole shares of its common stock, (ii) the exchange is offered exclusively to existing holders of the Company's common stock, and to no other persons or entities, (iii) the Company's stockholders are not being asked to part with anything of value other than the shares of the Company's common stock they own and (iv) although the Company is using the services of a proxy solicitor in connection with the recapitalization transaction, the services of the solicitor are ministerial and involve no recommendation with respect to the proposed exchange or encouragement to vote in a particular manner. With respect to (iv), according to Section 125.03 of the Commission's Compliance and Disclosure Interpretations, the Section 3(a)(9) exemption is available if a proxy solicitor is used only if the services of the solicitor are ministerial and involve no recommendation with respect to the proposed exchange or encouragement to vote in a particular manner.

Furthermore, as mentioned in our response to Comment #1, the recapitalization will not occur unless it is immediately followed by the consummation of the merger.  Therefore, the Company's stockholders will never hold the fractional shares as they will be instantaneously acquired through the merger.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

For these reasons, it is believed that the Commission's rules do not require us to register the transaction described in Proposal 2 under the Securities Act.

*           *           *

The Company acknowledges the following in regards to the filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We appreciate the time and attention you have given to these matters.  Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4530 or via e-mail at Kenton.King@skadden.com.

Sincerely,

/s/ Kenton J. King

Kenton J. King

cc:	Gail H. Shulman, Esq.
MIPS Technologies, Inc.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

Exhibit A – Proposed Disclosure

1.	In response to comment #2, the disclosure on page 156 of the Company's Proxy Statement shall be revised as set forth below:

"United States Federal Income Tax Consequences of the Patent Sale if the Recapitalization and the Merger Are Not Consummated

The following discussion is a general summary of the anticipated U.S. federal income tax consequences of the patent sale if the recapitalization and the merger are not consummated. The patent sale will be a taxable sale by MIPS Technologies of corporate assets for U.S. federal income tax purposes, and MIPS Technologies anticipates that it will recognize substantial gain as a result of the patent sale. Such gain will generate U.S. federal income tax liability to MIPS Technologies that will reduce the amount of cash available for distribution to our stockholders.  MIPS Technologies estimates that the patent sale will generate a tax liability of approximately $96 million (net of estimated losses and estimated tax attributes)."

2.	In response to comment #2, the disclosure on page 40 of the Company's Proxy Statement shall be revised as set forth below:

"In early 2012, we received a proposal from Party A, expressing an interest in a proposed patent assignment transaction for all of our patents whereby we would receive guaranteed payments of $60 ~~Million~~million over three years plus some portion of future net licensing revenue.

In early 2012, we received a proposal from Party B, expressing an interest in a proposed exclusive licensing structure for a significant number of our patents whereby we would receive guaranteed payments of $20 ~~Million~~million over one year plus some portion of future net licensing revenue.

In January 2012, we received an unsolicited proposal from Party C, expressing an interest in a proposed ~~exclusive licensing~~sublicensing structure for all of our patents whereby we would receive guaranteed payments of at least $100 million in the aggregate over five years.  We would retain ownership of the patents and would be able to exploit, enforce (after the first year) and sell the patents, subject to Party C’s ability to sublicense the patents during the five-year term of the arrangement."

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

3.	In response to comment #2, the disclosure on page 41 of the Company's Proxy Statement shall be revised as set forth below:

"On March 19, 2012, following discussions with our management, Party D submitted a licensing proposal whereby we would grant a 10-year exclusive license under our entire patent portfolio to Party D and receive 50% of net proceeds from future royalty revenues, which include guaranteed payments of at least $100 million in the aggregate over the first five years ~~and a share of future royalty revenues~~."

4.	In response to comment #2, the disclosure on page 41 of the Company's Proxy Statement shall be revised as set forth below:

"On April 3, 2012, following discussions with our management, Party E submitted a licensing proposal whereby we would receive 45% of net proceeds from future royalty revenues and guaranteed payments of at least $20 million in the aggregate over three years ~~and a share of future royalty revenues~~($5 million of which would be an upfront payment, and the remaining $15 million of which would be credited against future royalties)."

5.	In response to comment #2, the disclosure on page 44 of the Company's Proxy Statement shall be revised as set forth below:

"J.P. Morgan reported to our board of directors that Imagination Technologies was not in a position to provide MIPS Technologies with a proposal but that they were still very interested in a transaction.  A representative from J.P. Morgan noted that with respect to a PatentCo transaction, it received:

•                      two alternative proposals from Bridge Crossing, an acquisition of PatentCo for $260 million or an exclusive license to the patent assets in PatentCo for $210 million
•                      a proposal from Party F to acquire substantially all of the patent assets of MIPS Technologies for $75 million or, alternatively, to acquire a subset of the patent assets at a higher valuation per patent
•                      a proposal from Party J to acquire all of the patent assets of MIPS Technologies for $20 million
•                      a proposal from Party K for $12 million ~~for a subset~~for 55 of the granted patents and 7 of the patent applications included in PatentCo"

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

6.	In response to comment #2, the disclosure on page 45 of the Company's Proxy Statement shall be revised as set forth below:

"On August 7, 2012, Bridge Crossing submitted a final proposal letter including a revised purchase price of $350 million in cash for the purchase of  PatentCo.  Bridge Crossing also included a mark-up of the draft patent sale agreement with its letter.  On that same day, Party D submitted a revised licensing proposal whereby Party D and MIPS Technologies would form a licensing partnership for nine months ~~after~~, during which Party D ~~might acquire PatentCo~~ would receive a fee of 15-35% of licensing revenues, plus reimbursement of any third party expenses.  After the nine-month licensing period, Party D would have an option to acquire the stock of MIPS Technologies, which would include the patent portfolio but not any cash or the operating business, for $100 to $130 million."

7.	In response to comment #3, the disclosure on page 44 of the Company's Proxy Statement shall be revised as set forth below:

"On or around July 13th, 2012 through July 17th, 2012, J.P. Morgan worked with Bridge Crossing to identify a means of structuring the transaction as an asset sale of LicenseCo followed by sale of the stock of MIPS Technologies to Bridge Crossing in order to provide for a more tax efficient transaction that would result in less corporate income tax for us than would be incurred in an asset sale of PatentCo, and thereby increase the amount of after-tax proceeds available for distribution to our stockholders.  Because PatentCo’s fair market value is substantially larger than LicenseCo’s fair market value, J.P. Morgan tried to structure the transaction so that MIPS Technologies would only realize taxable gain on LicenseCo.  However, Bridge Crossing was not able to structure the transaction in this manner."

8.	In response to comment #3, the disclosure on page 45 of the Company's Proxy Statement shall be revised as set forth below:

"On July 30, 2012, our board of directors held a meeting.  Representatives of J.P. Morgan, Skadden and Ocean Tomo and members of our senior management attended the meeting.  Representatives of J.P. Morgan provided an update of the process with respect to potential buyers.  Our board of directors discussed the difficulty of reaching a tax efficient structure, as discussed above, with Bridge Crossing and that Bridge Crossing would have to significantly increase its offer price if MIPS Technologies must sell

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

PatentCo in a taxable transaction.  Mr. Vij led a discussion about the reactions of other industry participants to the announcement of the license agreement with Broadcom and how we might leverage that to support the strategic process.  Our board of directors decided to extend the deadline for final bids from potential buyers to August 15, 2012.  William Slater, our chief financial officer, made a presentation to our board of directors providing a review and analysis of various strategic options.  Mr. Slater led a discussion of our board of directors on the financial and non-financial issues and considerations associated with each option."

9.	In response to comment #4, the disclosure on page 49 of the Company's Proxy Statement shall be revised as set forth below:

"Subsequently, on November 19, 2012, CEVA sent MIPS Technologies a written unsolicited non-binding proposal to acquire all the outstanding shares of MIPS Technologies, following the patent sale and recapitalization, for $75 million in cash~~.  The~~, which we refer to as the November 19th CEVA proposal.  The November 19th CEVA proposal ~~is~~was subject to the approval of CEVA's board of directors and confirmatory due diligence. As required under the merger agreement, MIPS Technologies promptly provided Imagination Technologies with a copy of the unsolicited November 19th CEVA proposal, and, since MIPS was prohibited under the merger agreement from responding to ~~the~~ an unsolicited proposal, we did not respond to CEVA at this time.

On November 20, 2012,  our board of directors held a meeting to discuss the ~~proposal from~~ November 19th CEVA proposal. Representatives of J.P. Morgan and Skadden Arps and members of our senior management attended the meeting.  Representatives of Skadden Arps reviewed with the board its fiduciary duties in the context of the November 19th CEVA proposal. J.P. Morgan reviewed a preliminary financial analysis of a potential CEVA transaction at the price proposed by CEVA  in light of MIPS Technologies’ pending merger with Imagination Technologies.  After discussion, our board of directors determined in good faith, after consultation with its financial and legal advisors, that the November 19th CEVA proposal could reasonably be expected to lead to~~,~~ a superior proposal, that failure to take such action would likely be inconsistent with the directors’ fiduciary duties under Delaware law, and that it was in the best interest of MIPS Technologies and its stockholders for MIPS Technologies to enter into exploratory discussions with CEVA. Accordingly, our board of directors authorized management to enter into a confidentiality agreement with CEVA on terms substantially the same as the confidentiality agreement with Imagination Technologies. As required under

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

the merger agreement, MIPS Technologies promptly notified Imagination Technologies that its board of directors had determined in good faith that the November 19th CEVA proposal could reasonably be expected to lead to a superior proposal, that failure to take such action would likely be inconsistent with the directors’ fiduciary duties under Delaware law and that it intended to engage in discussions with CEVA with respect to the November 19th CEVA proposal.  Later that day, MIPS Technologies entered into an amended and restated confidentiality agreement with CEVA on terms substantially the same as the confidentiality agreement with Imagination Technologies.

~~Our board of directors is currently evaluating the proposal from CEVA and has not made a determination as to whether CEVA's proposal is superior to MIPS Technologies' pending transaction with Imagination Technologies.  Our board of directors continues to recommend the merger agreement with Imagination Technologies to our stockholders. Our board of directors is not withdrawing its recommendation with respect to the merger agreement and the merger, or proposing to do so, and is not making any recommendation with respect to the proposal received from CEVA.~~
Beginning later in the day on November 20, 2012 and until December 6, 2012, representatives of J.P. Morgan and Skadden Arps held discussions with representatives of William Blair & Company, which we refer to as William Blair, CEVA’s financial advisor, and Morrison & Foerster LLP, which we refer to as Morrison, CEVA’s outside legal counsel, to discuss the November 19th CEVA proposal, and the proposed definitive agreements related to this proposal.

On December 4, 2012, CEVA delivered a letter to MIPS Technologies confirming that it completed its confirmatory due diligence and had received unanimous approval of the November 19th CEVA proposal from its board of directors.

On December 5, 2012, the board of directors held a meeting to discuss, consider and obtain advice regarding the November 19th CEVA proposal. Representatives of J.P. Morgan and Skadden Arps and members of our senior management attended the meeting. During this meeting, representatives of J.P. Morgan and Skadden Arps described their discussions with William Blair and Morrison, the terms of the merger agreement addressing unsolicited acquisition proposals and MIPS’ contractual rights and fiduciary duties to respond to the November 19th CEVA proposal. The board of directors discussed the open issues on the November 19th CEVA proposal, including whether CEVA would pay the termination fee owed to Imagination Technologies if we terminated the merger agreement. After further review

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

and discussion, the board of directors determined (after consultation with J.P. Morgan and Skadden Arps) (i) that upon the receipt from CEVA of a binding offer capable of acceptance, the November 19th CEVA proposal would constitute a superior proposal and (ii) to form a committee of the board of directors and appointed Kenneth L. Coleman (Chairman) and William M. Kelly to the committee, which we refer to as the CEVA transaction committee, to formally authorize the determination of a superior proposal and provide notification to Imagination Technologies that, subject to the terms of the merger agreement, MIPS Technologies intended to change its recommendation to its stockholders or to terminate the merger agreement.

On December 6, 2012, CEVA delivered to MIPS Technologies definitive agreements executed by CEVA and Cedar Acquisition Sub, Inc., reflecting the November 19th CEVA proposal. The merger agreement, which we refer to as the CEVA merger agreement, was substantially the same as the merger agreement MIPS Technologies entered into with Imagination Technologies, except that (i) the aggregate merger consideration had been increased to $75 million, (ii) CEVA would pay the termination fee under the merger agreement to Imagination Technologies on MIPS' behalf, and (iii) it did not contain closing conditions that required CFIUS approval or a certificate from MIPS Technologies that we are not a United States real property holding corporation.

On December 7, 2012, the CEVA transaction committee held a meeting to discuss and consider the CEVA merger agreement. Representatives of J.P. Morgan and Skadden Arps and members of our senior management attended the meeting.  After the committee confirmed that the executed CEVA merger agreement was a binding offer capable of acceptance, the CEVA transaction committee determined (i) that the November 19th CEVA proposal constituted a superior proposal and (ii) to notify Imagination Technologies that, subject to the terms of the merger agreement (including the 3 business day matching period contemplated thereby), MIPS Technologies intended to change its recommendation to our stockholders or to terminate the merger agreement in order to enter into the CEVA merger agreement.

Following the meeting of the CEVA transaction committee, representatives of Skadden delivered a "notice of superior proposal" (as that term is defined in the merger agreement) to Imagination Technologies and DLA Piper and representatives of J.P. Morgan notified Jefferies & Company, which we refer to as Jefferies, of the determinations made by MIPS’ board of directors. In response to this notification, representatives of Jefferies informed J.P. Morgan that Imagination Technologies would be submitting  a proposal to (i)

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

increase the aggregate merger consideration in the merger agreement to $80 million, (ii) remove the closing conditions that required CFIUS approval and a certificate from MIPS Technologies that MIPS has not been a United States real property holding corporation and (iii) increase the fractional share due to each MIPS stockholder for each share of MIPS common stock pursuant to the recapitalization from 0.1479 to 0.1887 of a validly issued, fully paid and non-assessable share of common stock. DLA Piper subsequently delivered Imagination Technologies' proposal in writing on December 8, 2012, together with a draft amendment to the merger agreement reflecting Imagination Technologies’ proposal, which we refer to as the first amendment to the merger agreement.

On the morning of December 9, 2012, the board of directors held a meeting to discuss, consider and obtain advice regarding Imagination Technologies’ proposal. Representatives of J.P. Morgan and Skadden Arps also participated in this meeting. After review and discussion, the board of directors (i) determined that it was in the best interests of MIPS Technologies and its stockholders, and declared it advisable, to enter into the first amendment to the merger agreement, and (ii) approved the execution and delivery of the first amendment to the merger agreement.

After this board  meeting was adjourned, MIPS Technologies and Imagination Technologies executed and delivered the first amendment to the merger agreement on December 9, 2012. Later that evening, MIPS Technologies issued a press release announcing the first amendment to the merger agreement.

On December 10, 2012, after the U.S. stock markets closed, CEVA delivered to MIPS Technologies a revised unsolicited proposal, which we refer to as the December 10th CEVA proposal, to acquire MIPS Technologies which increased the aggregate merger consideration to $90 million and obligated CEVA to pay the termination fee to Imagination Technologies for termination of the merger agreement.  CEVA issued a press release announcing such revised proposal the following day.  The December 10th CEVA proposal indicated that it had been approved by the board of directors of CEVA.  As required under the merger agreement, MIPS Technologies promptly provided Imagination Technologies with a copy of the unsolicited December 10th CEVA proposal, and, since MIPS was prohibited under the merger agreement from responding to an unsolicited proposal, we did not respond to CEVA at this time.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

On December 11, 2012,  our board of directors held a meeting to discuss the December 10th CEVA proposal. Representatives of J.P. Morgan and Skadden Arps and members of our senior management attended the meeting.  Representatives of Skadden Arps reviewed with the board its fiduciary duties in the context of the December 10th CEVA proposal.  After discussion, our board of directors determined in good faith, after consultation with its financial and legal advisors, that the December 10th CEVA proposal could reasonably be expected to lead to a superior proposal, that failure to take such action would likely be inconsistent with the directors’ fiduciary duties under Delaware law, and that it was in the best interest of MIPS Technologies and its stockholders for MIPS Technologies to enter into exploratory discussions with CEVA. As required under the merger agreement, MIPS Technologies promptly notified Imagination Technologies that its board of directors had determined in good faith that the December 10th CEVA proposal could reasonably be expected to lead to a superior proposal, that failure to take such action would likely be inconsistent with the directors’ fiduciary duties under Delaware law and that it intended to engage in discussions with CEVA with respect to the December 10th CEVA proposal.

On December 12, 2012, CEVA delivered to MIPS Technologies definitive agreements executed by CEVA and Cedar Acquisition Sub, Inc., reflecting the December 10th CEVA proposal. The enclosed merger agreement, which we refer to as the December 12th CEVA merger agreement, was substantially the same as the merger agreement MIPS Technologies entered into with Imagination Technologies, as amended by the first amendment to the merger agreement, except that the aggregate merger consideration had been increased to $90 million and CEVA would pay the termination fee under the merger agreement to Imagination Technologies on MIPS' behalf.

Later that day, the board of directors held a meeting to discuss, consider and obtain advice regarding the December 12th CEVA merger agreement. Representatives of J.P. Morgan and Skadden Arps and members of our senior management attended the meeting. During this meeting, representatives of J.P. Morgan and Skadden Arps described their discussions with William Blair and Morrison, the terms of the merger agreement addressing unsolicited acquisition proposals and MIPS’ contractual rights and fiduciary duties to respond to the December 12th CEVA merger agreement.  After further review and discussion, the board of directors determined (after consultation with J.P. Morgan and Skadden Arps) (i) that the December 12th CEVA merger agreement constituted a superior proposal and (ii) to notify Imagination Technologies that, subject to the terms of the merger agreement (including the 2 business day matching period contemplated thereby), MIPS

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

Technologies intended change its recommendation to our stockholders or to terminate the merger agreement in order to enter into the December 12th CEVA merger agreement.

Following the meeting of our board of directors, representatives of Skadden delivered a "notice of superior proposal" to Imagination Technologies and DLA Piper and representatives of J.P. Morgan notified Jefferies of the determinations made by MIPS’ board of directors.

On December 14, 2012, in response to this notification, DLA Piper delivered a proposal in writing to (i) increase the aggregate merger consideration in the merger agreement to $100 million and (ii) increase the fractional share due to each MIPS stockholder for each share of MIPS common stock pursuant to the recapitalization from 0.1887 to 0.226276 of a validly issued, fully paid and non-assessable share of common stock, together with an executed amendment number two to the merger agreement reflecting Imagination Technologies’ proposal, which we refer to as the second amendment to the merger agreement.

On the morning of December 16, 2012, the board of directors held a meeting to discuss, consider and obtain advice regarding the second amendment to the merger agreement. Representatives of J.P. Morgan and Skadden Arps also participated in this meeting. After review and discussion, the board of directors (i) determined that it was in the best interests of MIPS Technologies and its stockholders, and declared it advisable, to enter into the second amendment to the merger agreement, and (ii) approved the execution and delivery of the second amendment to the merger agreement.

After this board  meeting was adjourned, MIPS Technologies and Imagination Technologies executed and delivered the second amendment to the merger agreement on December 16, 2012. Later that evening, MIPS Technologies issued a press release announcing the second amendment to the merger agreement.

On the morning of December 17, 2012, CEVA announced that it would not submit any further proposal to acquire MIPS Technologies."

10.	In response to comment #5, the disclosure on page 73 of the Company's Proxy Statement shall be revised as set forth below:

"Reasons for the Recapitalization

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
December 20, 2012

Our board of directors is submitting the recapitalization to stockholders for approval with the primary intent of facilitating the merger by using the after-tax proceeds from the patent sale to effect a partial redemption of our stockholders. The conversion of each share of common stock issued and outstanding immediately prior to the effective time of the recapitalization and the payment of cash are both a condition to, and part of a plan that includes, the consummation of the merger. Accordingly, Imagination Technologies, Acquisition Sub and MIPS Technologies shall treat the conversion of each share of common stock and the payment of cash as a single integrated transaction for U.S. federal income tax purposes and shall file all tax returns and reports consistent with such treatment. Such an integrated transaction is anticipated to allow stockholders to recognize capital gain or loss, rather than dividend income, for U.S. federal income tax purposes with respect to the distribution of the after-tax proceeds of the patent sale in redemption of our common stock.  For more information on the federal income tax considerations of the recapitalization, please see “United States Federal Income Tax Considerations” beginning on page 155 of this proxy statement.  For this reason, we believe that effecting the recapitalization is in our and our stockholders’ best interests."